Annual Shareholder Meeting Results

The Funds held their annual meetings of shareholders on December
 19, 2017. Common/Preferred shareholders voted as indicated below:

PIMCO Municipal Income Fund III
 Affirmative
 Withheld Authority

Reelection of Deborah A. DeCotisClass III to serve until the annual meeting held during the 2020 fiscal year
	29,281,940
	29,281,940 840,484

Election of William B. Ogden, IVClass III to serve until
 the annual meeting held during the 2020 fiscal year
	29,319,820
	802,604

Reelection of Craig A. DawsonClass III to serve until
 the annual meeting held during the 2020 fiscal year
	29,442,980
	679,444

Election of John C. ManeyClass I to serve until the
 annual meeting held during the 2018 fiscal year
	29,419,538
	702,886

The other members of the Board of Trustees at the time of the meeting, namely, Messrs. Bradford K. Gallagher, James A.
 Jacobson, Hans W.Kertess, Alan Rappaport, continued to serve as Trustees of the Fund.